Exhibit 99.1

Santiago July 26, 2012

Mr. Fernando Coloma Correa

Super Intendancy of Securities and Insurance

Av. Libertador Bernardo O’ Higgins 1449

Pursuant to Circular 931 of the Superintendancy of Securities and Insurance and in connection with the completion of the preemptive rights offering period of Cencosud S.A. on July 21, 2012, we attach Forms 1 and 2 with the corresponding information.

Sincerely,

Daniel Rodríguez Cofré

Chief Executive officer

CENCOSUD S.A.

CC:	Santiago Stock Exchange

Valparaíso Stock Exchange

Chilean Electronic Stock Exchange.

ANEX No 1

FORM No 1: STATEMENT OF SHARE ISSUANCES AND PAYMENT INFORMATION

Issuer:	CENCOSUD S.A.

Month reported	From 6/22/2012 to 7/21/2012

SERIES	REGISTRATION OF SECURITIES		MAXIMUM AMOUNT TO BE ISSUED			AMOUNT SUBSCRIBED TO MONTH REPORTED		AMOUNT PAID
	No	DATE	TOTAL SHARES	TOTAL AMOUNT Ch$	PER SHARE Ch$	TOTAL SHARES	Ch$ (thousands)	TOTAL SHARES	Ch$ (thousands)
Single	960	6/13/2012	270,000,000	960,000,000,000	2,600.00	237,952,562	618,676,661	237,952,562	618,676,661
		TOTAL	270,000,000	960,000,000,000		237,952,562	618,676,661	237,952,562	618,676,661

The undersigned below, declares that the information in this form is correct and assumes responsibility therefor

Date: 7/26/2012	General Manager	Signature

ANNEX No 2

FORM No 2: STATEMENT OF SHARE ISSUANCES AND PAYMENT INFORMATION

Issuer:	CENCOSUD S.A.

Month reported	From 6/22/2012 to 7/21/2012

SERIES	SHARES OUTSTANDING PRIOR MONTH	AMOUNT OF SHARES SUBSCRIBED AND PAID			TOTAL SHARES OUTSTANDING
	TOTAL SHARES	TOTAL SHARES	TOTAL AMOUNT CH$	PER SHARE	TOTAL SHARES
UNICA	2,264,103,215	237,952,562	618,676,661	$2,600	2,502,055,777

TOTAL	2,264,103,215				2,502,055,777

The undersigned below, declares that the information in this form is correct and assumes responsibility therefor

Date: 7/26/2012	General Manager	Signature